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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

                                France Telecom
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        (Last)                      (First)                        (Middle)

                               6 place d'Alleray
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                                   (Street)

                         75505 Paris Cedex 15, France
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               01/31/96
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)   000-00-0000
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol         Sprint Corporation
                                             -----------------------------------

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
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FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
 Class A Preference Stock         Expiration       (Instr. 4)                          Exercise        Derivative     ficial
 ("Preference Stock"), par        Date                                                 Price           Security:      Ownership
 value $1.00 per share,           (Month/Day/                                          of              Direct (D)     (Instr. 5)
 convertible, under certain       Year)                                                Derivative      or In-
 circumstances into Class A   ----------------------------------------------------     Security        direct (I)
 Common Stock par value        Date      Expira-                        Amount or                      (Instr. 5)
 $2.50 per share, which is,    Exer-     tion            Title          Number of
 in turn, convertible under    cisable   Date                           Shares
 certain circumstances into
 Common Stock, par value
 $2.50 per share ("Common
 Stock")
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
                                 N/A       N/A       Common Stock     30,798,291.72     $48.704           D
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
Explanation of Responses:

1. France Telecom and Deutsche Telekom AG are members of a group, each holding shares of Preference Stock convertible into 30,798,291.72 shares of Common Stock. Together, France Telecom and Deutsche Telekom AG hold shares of Preference Stock convertible into 61,596,583.44 shares of Common Stock. France Telecom disclaims beneficial ownership of shares held by Deutsche Telekom AG for reporting purposes on this Form 3.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                   /s/ Henri Chaintreuil       February 12, 1996
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                        By:
                        For: